UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium N.V. (the “Company”), dated November 9, 2017, announcing the results of the Company’s cash tender offers to purchase any and all of its outstanding 7.875% Senior Secured Notes due 2021, 7.00% Senior Notes due 2023 and 8.00% Senior Notes due 2023 (the “Tender Offers”).

As previously announced, the Company made the Tender Offers in connection with its offering of $500 million aggregate principal amount of 5.875% Senior Notes due 2026 and €400 million aggregate principal amount of 4.250% Senior Notes due 2026 (the “Notes Offering”). The Notes Offering closed on November 9, 2017.

The information contained in this Form 6-K and its exhibits is not incorporated by reference into any offering memorandum or registration statement (or into any prospectus that forms a part thereof) filed by Constellium N.V. with the Securities and Exchange Commission, unless expressly referenced therein. This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to purchase or any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium N.V. on November 9, 2017 relating to the Tender Offers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V. (Registrant)

November 9, 2017	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer